SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                              For January 17th 2007

                         Commission File Number: 1-15154

                                   ALLIANZ SE

                               Koeniginstrasse 28
                                  80802 Munich
                                     Germany


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         Form 20-F [X]      Form 40-F [_]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes [_]      No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-13462) OF ALLIANZ AKTIENGESELLSCHAFT AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

    Allianz SE: Minority Buyouts in Major Allianz Group Companies

    MUNICH, Germany--(BUSINESS WIRE)--Jan. 18, 2007--Allianz today announces its intention to acquire 42.4 percent of the shares in AGF that it does not already own. Furthermore, it is intended to buyout the 9 percent minorities in Allianz Lebensversicherungs-AG.

    Allianz will launch a public tender offer to acquire all outstanding AGF shares. The consideration for one AGF share (cum dividend 2006) will be 87.5 euros in cash and an additional 0.25 Allianz share (cum dividend 2006). Based on the closing price of the Allianz share from January 16, 2007 this constitutes a value of 126.43 euros per AGF share and therefore a premium of 19.1 percent compared to the six month volume weighted average AGF share price.

    The Board of Directors of AGF has welcomed the proposed transaction and has reacted favorably to it. To achieve full ownership of AGF, Allianz intends to apply a squeeze-out procedure immediately after the tender offer, or a cross-border merger of AGF into Allianz. The exchange ratio in a potential merger might be less favorable for AGF shareholders than the terms of the tender offer, as the exchange ratio will have to be calculated on the basis of the intrinsic values of both companies (IDW S1 German methodology).

    In addition, ADAG, the German insurance holding company of Allianz Lebensversicherungs-AG, will launch a cash tender offer for the outstanding 9 percent of Allianz Leben shares in order to achieve a 100 percent ownership of ADAG in Allianz Leben. ADAG will offer 750 euros in cash per Allianz Leben share, which constitutes a premium of
19.9 percent over the six month volume weighted average share price.

    Michael Diekmann, CEO of Allianz SE, says, 'With the transformation of Allianz into a European Company (SE) we have made it clear that Europe is our home market. The buyout of AGF's and Allianz Leben's free float is therefore the logical next step following the integration of RAS into Allianz. This will help us create an even stronger platform to serve our European clients and further enhance our operating profitability.'

    The transactions will strengthen Allianz's position in its core home markets and business lines. AGF is a very attractive business with a solid performance over the past years. AGF constitutes a major part of Allianz's operations, contributing 16.3 percent to Allianz's global Life and Health premium income and 20.4 percent to its global Property and Casualty premium income. Allianz Leben is Germany's no. 1 life insurer and accounts for more than 25 percent of Allianz's worldwide life premiums. Both AGF and Allianz Leben are working on the development of European pension products and see many opportunities to identify future growth potential in this area.

    The transactions will complete the buyout of minorities in Allianz's largest operating entities and thus enable Allianz to further streamline its group structure across regions and business units. Allianz is under no obligation to file a mandatory tender offer for Euler Hermes as Euler Hermes does not constitute an essential part of the assets of AGF as defined under applicable French stock market regulations, and as AGF is already controlled by Allianz. Allianz has also no intentions to launch a voluntary offer for the outstanding shares in Euler Hermes.

    'The transaction will create an opportunity for AGF shareholders to participate in the global growth perspectives of Allianz Group. They will hold shares in an integrated financial services provider that is well positioned across all business lines. Moreover, the reduced complexity of the organization will facilitate the management of our Sustainability Program', says Jean Philippe Thierry, Chairman and CEO of AGF and Board Member of Allianz SE.

    'The acquisition of the Allianz Leben minorities comes as a logical step in the set up of ADAG. It entails a simplified Corporate Governance which will also be beneficial to our customers', says
Gerhard Rupprecht, CEO of ADAG.

    Allianz expects to formally file the tender offer for AGF by the end of February 2007.

    The cash consideration of approximately 7.5 billion euros required for the two transactions is planned to be funded internally by Allianz Group.

    These assessments are, as always, subject to the disclaimer provided below.

    Information and Explaination of the Issuer to this News:

    This communication is for informational purposes only. It is not the extension of a tender offer for any securities nor an offer to purchase, sell or exchange (or the solicitation of an offer to sell, purchase or exchange) any securities in any jurisdiction, including the United States. There may be no such offer (or solicitation), purchase, sale or exchange of any securities, and the tender offer referred to herein may not be extended, in any jurisdiction outside the Republic of France, where it would be unlawful absent prior registration, filing or qualification under applicable laws, including the United States, Canada, Italy and Japan. The securities to be offered have not been and may not be registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration. The distribution of this communication may be restricted by law in certain jurisdictions. Accordingly, persons in whose possession it comes are required to inform themselves of and observe any such restrictions. Forward-Looking Statements Certain statements made in this communication are forward-looking statements. Although Allianz's management believes that the expectations reflected in such forward-looking statements are reasonable, readers are cautioned that these forward-looking statement by their nature involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. Many factors could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including those listed in our Annual Report on Form 20-F filed with the SEC on April 6, 2006. We undertake no obligation to update forward-looking statements.

Language:   English
Issuer:     Allianz SE
            Koniginstr. 28
            80802 Munchen Deutschland
Phone:      +49 (0)89 38 00 - 41 24
Fax:        +49 (0)89 38 00 - 38 99
E-mail:     investor.relations@allianz.com
WWW:        www.allianz.com
ISIN:       DE0008404005
WKN:        840400
Indices:    DAX-30, EURO STOXX 50
Listed:     Amtlicher Markt in Berlin-Bremen, Frankfurt (Prime
            Standard), Hannover, Dusseldorf, Stuttgart, Munchen,
            Hamburg, SWX; Terminborse EUREX; Foreign Exchange(s)
            London, NYSE

    CONTACT: Allianz SE
             Giovanni Salerno, +49 (0)89-3800-2184
             giovanni.salerno@allianz.de

                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                              ALLIANZ AKTIENGESELLSCHAFT



                                                By:    /s/ Dr. Reinhard Preusche
                                                     ---------------------------
                                                     Dr. Reinhard Preusche
                                                     Group Compliance



                                                By:    /s/ Dr. Giovanni Salerno
                                                     ---------------------------
                                                     Dr. Giovanni Salerno
                                                     Group Compliance


Date:    January 18th 2007